SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 2)(1)


                                   ECOGEN INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   278864-20-2
                                 (CUSIP Number)

                                Emanuel J. Adler
                              Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5565
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                October 31, 1997
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 8 Pages)


----------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 238864-20-2                                          Page 2 of 8 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MOSES MARX


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            |_|



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES

--------------------------------------------------------------------------------
                     7         SOLE VOTING POWER

    NUMBER OF                           1,537,357
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY        8         SHARED VOTING POWER
       EACH
    REPORTING                           ---
      PERSON
       WITH        -------------------------------------------------------------
                     9         SOLE DISPOSITIVE POWER

                                        1,537,357

                   -------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER

                                        ----

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,537,357

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|



--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 17.1%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

              IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                Page 2 of 8 Pages

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 238864-20-2                                          Page 3 of 8 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              UNITED EQUITIES (COMMODITIES) COMPANY


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) |_|

                                                                         (b) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


              WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            |_|



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

              NEW YORK

--------------------------------------------------------------------------------
                    7         SOLE VOTING POWER

    NUMBER OF                           1,537,357
      SHARES
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY        8         SHARED VOTING POWER
       EACH
    REPORTING                           ----
      PERSON
       WITH        -------------------------------------------------------------
                     9         SOLE DISPOSITIVE POWER

                                        1,537,357

                   -------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER

                                        ----


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,537,357

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|



--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 17.1%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

              PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                Page 3 of 8 Pages

     This Amendment No. 2 amends and supplements the Schedule 13D, dated June 16, 1997 as amended (the "Schedule D"), of Moses Marx and United Equities (Commodities) Company ("United Equities Commodities") (the "Reporting Persons"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Ecogen, Inc. (the "Company"). Except as modified hereby, there has been no change in the information previously reported in the Schedule 13D.


Item 3. Source and Amount of Funds or Other Consideration.

     The source and amount of the funds used by the Reporting Persons to purchase the shares of Common Stock reported in Item 5(c) are as follows:

Reporting Person        Number of Shares    Amount of Funds      Source of Funds
----------------        ----------------    ---------------      ---------------

Moses Marx                       --                     --             --

United Equities              36,526          $   95,880.75       Working Capital
Commodities

United Equities             512,444          $1,537,333.33       Surrender of 8%
Commodities                                                      Convertible
                                                                 Senior
                                                                 Subordinated
                                                                 Note due July
                                                                 10, 2002

United Equities             500,000          $1,500,000.00       Working Capital
Commodities

Item 4. Purpose of Transaction.

     The Reporting Persons acquired the Common Stock of the Company reported herein as being owned by them for investment purposes. Depending upon market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may purchase additional shares of Common Stock of the Company in the open market or in private transactions, or may dispose of all or a portion of the shares of Common Stock of the Company that they now own or hereafter may acquire. Although the Reporting Persons do not at this time have any specific plans or proposals with respect to the following actions, if they were to determine that the best interests of the stockholders of the Company would be served by doing so, they may make proposals to the Company or its stockholders that relate to or would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, seeking board representation.




                                Page 4 of 8 Pages

Item 5. Interest in Securities of the Issuer.

     (a) - (b)

     According to information provided by the Company, there were, as of October 29, 1997, 7,995,452 shares of Common Stock of the Company issued and outstanding.

     Moses Marx. Mr. Marx beneficially owns 1,537,357 shares of Common Stock, comprising 17.1% of the issued and outstanding shares of the Common Stock. These shares consist of (i) 524,913 shares of Common Stock owned of record by United Equities Commodities, and (ii) 1,012,444 shares of Common Stock issuable to United Equities Commodities upon the conversion of the New Note described below. With respect to the shares described herein, Mr. Marx may be deemed to be a beneficial owner by virtue of his being the only person in a position to determine the investment and voting decisions of United Equities Commodities with respect to such shares.

     Mr. Marx, through United Equities Commodities, has sole power to vote and dispose of all such shares.

     United Equities Commodities. United Equities Commodities owns 1,537,357 shares of Common Stock, comprising 17.1% of the issued and outstanding shares of the Common Stock as set forth above.

     United Equities Commodities has sole power to vote and dispose of all such shares.

     Philippe D. Katz, a .5% partner in United Equities Commodities, beneficially owns 8,000 shares of Common Stock, comprising less than 1% of the issued and outstanding shares of the Common Stock. Dr. Joseph M. Fink, a .5% partner in United Equities Commodities, beneficially owns 5,000 shares of Common Stock, comprising less that 1% of the issued and outstanding shares of Common Stock. The Reporting Persons specifically disclaim beneficial ownership of the shares of Common Stock owned by Mr. Katz and Dr. Fink, respectively, and disclaim membership in a Group.

     (c) Since the most recent filing of the Schedule 13D, United Equities Commodities has made the following open market purchases of shares of Common Stock on the NASDAQ National Market:

                                   Number of                         Price
      Date                     Shares Purchased                     Per Share
      ----                     ----------------                     ---------

     11/4/97                   36,526                               $2 5/8


                                Page 5 of 8 Pages

     On October 31, 1997, the Company and its subsidiaries and United Equities Commodities entered into a Convertible Note Purchase Agreement (the "Purchase Agreement") pursuant to which United Equities Commodities purchased, for an aggregate purchase price of $3,037,333.33, an 8% Convertible Note due October 31, 2002 (the "New Note") in the principal amount of $3,037,333.33. The purchase price was paid by cash payment of $1,500,000, and the surrender to the Company of the 8% Convertible Senior Subordinated Note due July 10, 2002, in the original principal amount of $1,500,000 (the "Old Note") which had been issued to United Equities Corporation on July 10, 1997 and which had an outstanding balance as of October 31, 1997 of $1,537,333.33. The New Note is secured by substantially all of the assets of the Company and the other borrowers named in the New Note. The New Note provides United Equities Commodities with the right, at the option of United Equities Commodities, at any time or from time to time while the New Note is outstanding, to convert all or a portion of the unpaid principal amount, and accrued interest, into Common Stock of the Company at a price of $3.00 per share, subject to adjustment (the "Conversion Price").

     (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

     (e) It is inapplicable for the purposes hereof to state the date on which the Reporting Persons ceased to be the owners of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     The Purchase Agreement provides United Equities Commodities with certain demand and "piggy-back" registration rights with respect to the shares of Common Stock of the Company issuable upon conversion of outstanding principal and accrued interest under the New Note ("Conversion Shares").

     Pursuant to the terms of the New Note, the Conversion Price (and pursuant to the terms of the Warrant, as defined below, the exercise price of the Warrant) is subject to adjustment upon the occurrence of certain events, including: issuance of shares of Common Stock or securities exercisable to purchase or convertible into shares of Common Stock for a sale price, exercise price or conversion price less than the lower of (a) 90% of the market price of the Company's Common Stock or (b) the

                                Page 6 of 8 Pages
     then prevailing Conversion Price (or exercise price of the Warrant, as the case may be); stock splits, stock dividends or similar events; the declaration of dividends upon the shares of Common Stock payable other than out of earnings or earned surplus and otherwise than in shares of Common Stock or convertible securities; or a merger or consolidation with another corporation.

     The New Note is redeemable, at the option of the Company, at any time or from time to time while the Note is outstanding, at a redemption price equal to the outstanding principal amount thereof and accrued interest thereunder, provided (i) that on the date fixed for redemption the Conversion Shares are covered by an effective registration statement under the Securities Act of 1933, as amended, with respect to the resale thereof, and (ii) that if the New Note is redeemed in whole or in part at any time other than when the market price of the Common Stock (as defined in the New
     Note), on each of 20 consecutive trading days ending within 15 days of the date on which notice of redemption is given, equals or exceeds 150% of the Conversion Price then in effect, the Company shall issue to the holder of the New Note a Warrant (the "Warrant"), expiring on October 31, 2002, to purchase such number of shares of Common Stock as equals the Conversion Shares into which the portion of the New Note being redeemed is then convertible, at an exercise price equal to the Conversion Price then in effect.

     Except as set forth elsewhere in this Amendment No. 2 to Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     None.


                                Page 7 of 8 Pages

                                    SIGNATURE
                                    ---------


     After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 1997


                                        /s/ Moses Marx
                                        ---------------------------------------
                                        MOSES MARX



                                        UNITED EQUITIES (COMMODITIES) COMPANY


                                        By: /s/ Moses Marx
                                            -----------------------------------
                                            Moses Marx, General Partner



                                Page 8 of 8 Pages